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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
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                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                For June 5, 2006

                         COMMISSION FILE NUMBER 5-59311

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                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
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                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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

     Dialog Semiconductor Partners with E Ink to Develop Drivers for Paper-Thin Displays in Consumer Products


    KIRCHHEIM, Germany & TECK, Germany--(BUSINESS WIRE)--June 5, 2006--Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG), a leading developer of advanced mixed signal ICs, has announced the development of display drivers for consumer products requiring paper-thin displays from E Ink Corporation. The two companies worked closely together to define a specification for a new electrophoretic display driver, focusing on low power consumption and a high level of integration to reduce costs. Products using the Dialog chip will launch in high volume later in 2006.
    Products made with E Ink's revolutionary electronic ink feature a paper-like high contrast appearance, ultra-low power consumption and a thin, light form enabling many new applications. These are ideally suited for many consumer and industrial applications, such as eBooks that give the reader a true paper-like visual experience, cellphone screens which can now have high contrast and brightness in the widest of lighting conditions, transportation signage, and many other display applications.
    The paper-thin displays are enabled by an electrically addressable ink embedded in a polymer matrix, resulting in a reflective display technology which requires no front or backlight, is viewable under a wide range of lighting conditions, including direct sunlight, and requires no power to maintain an image - resulting in a significant increase in battery life.
    Dialog Semiconductor worked closely with E Ink to define a specification for its electrophoretic display drivers, producing a very thin IC package to minimize the thickness of the overall display module. The display driver ICs which are now being shipped by Dialog Semiconductor incorporate both the company's advanced power management expertise along with a high level of on-chip integration to minimize power consumption.
    "This collaboration is in line with Dialog Semiconductor's strategic focus of working with advanced display technology partners to create innovative and differentiated driver ICs. Our partnership with E Ink allowed us to define a display driver which enables E Ink"s customers to utilize its paper-thin electronic paper displays in their application," said Manoj Thanigasalam, general manager of the display driver business unit at Dialog Semiconductor. He added, "We are expecting many high volume consumer applications for E Ink's innovative displays using our display driver technology."

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB:
DLG) and on the NASDAQ (DLGS) exchanges.


Language:     English
Issuer:       Dialog Semiconductor Plc.
              Neue Strasse 95
              73230 Kirchheim/Teck-Nabern Deutschland
Phone:        +49 7021 805-0
Fax:          +49 7021 805-100
email:        martin.kloeble@diasemi.com
WWW:          www.diasemi.com
ISIN:         GB0059822006
WKN:          927200
indices:      MIDCAP, PRIMEALL, TECHALLSHARE
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart,
              Munchen, Hamburg; Foreign Exchange(s) Nasdaq


    CONTACT: Dialog Semiconductor Plc
             Birgit Hummel, +49 7021-805 412
             birgit.hummel@diasemi.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                      DIALOG SEMICONDUCTOR PLC
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Date   June 5, 2006                                   By /s/ Jalal  Bagherli
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                                                      Dr. Jalal Bagherli
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                                                      Executive Director and CEO
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